08002383

COMPASS GROUP

RECEIVED
2008 MAY -7 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

Best Available Copy

SUPPL

1 May 2008

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

None this period.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at March 31, 2008, in accordance with the Disclosure and Transparency Rules (April 1, 2008).

2. Notification from Compass Group PLC relating to its six monthly block listing return (April 1, 2008).

3. Notification from Compass Group PLC relating to a major interest in its shares held by Templeton Global Advisors Limited. (April 4, 2008).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

PROCESSED
MAY 12 2008
THOMSON REUTERS

dw 5/8

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

great people ***great*** service ***great*** results

COMPASS
GROUP

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 88(2) – Return of allotment of 475,070 shares (April 6, 2008).

2. Companies Form No.169 – Return by a company purchasing 847,000 of its own shares for cancellation (April 11, 20008).

3. Companies Form No.169 – Return by a company purchasing 2,900,000 of its own shares for cancellation (April 11, 20008).

4. Companies Form No.169 – Return by a company purchasing 3,750,000 of its own shares for cancellation (April 11, 20008).

5. Companies House Form 88(2) – Return of allotment of 361,479 shares (April 14, 2008).

6. Companies House Form 88(2) – Return of allotment of 258,013 shares (April 19, 2008).

7. Companies House Form 88(2) – Return of allotment of 607,587 shares (April 25, 2008).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Carol Lancefield
Assistant Company Secretary

Encs.

COMPASS
GROUP

RECEIVED
2008 MAY -7 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-5161

I NEWS RELEASES

None this period.

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

RECEIVED
2008 MAY -7 P 1:22
FICE OF INTERNATIONAL
CORPORATE FINANCE

RECEIVED
2008 MAY -7 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	10:39 04-Apr-08
Number	6287R

RNS Number:6287R
Compass Group PLC
04 April 2008

Compass Group PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Compass Group PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation:

Templeton Global Advisors Limited

4. Full name of shareholder(s) (if different from 3) :

Bank of New York

Citibank NA London

Euroclear Bruxelles

HSBC Bank Plc

Morgan Stanley

JP Morgan Chase Bank

Mellon Bank

Merrill Lynch Int'l Ltd

Royal Trust Corp of Canada

State Street Bank

5. Date of transaction (and date on which the threshold is crossed or reached if different):

1 April 2008

6. Date on which issuer notified:

4 April 2008

7. Threshold(s) that is/are crossed or reached:

Below 5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0005331532	112,162,888	112,162,888

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0005331532			< 5%		< 5%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Not disclosed	Less than 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
N/A

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

15. Contact telephone number:

For notes on how to complete form TR-1 please see the FSA website.

Compass Group PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Compass Group PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation:

Templeton Growth Fund, Inc

4. Full name of shareholder(s) (if different from 3) :

JP Morgan Chase Bank

5. Date of transaction (and date on which the threshold is crossed or reached if different):

18 March 2008

6. Date on which issuer notified:

4 April 2008

7. Threshold(s) that is/are crossed or reached:

Below 3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0005331532	68,389,574	68,389,574

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction		
	Number of shares	Number of voting rights	% of voting rights

	Direct	Indirect	Direct	Indirect
GB0005331532		< 3%		< 3%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Not disclosed	Less than 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

N/A

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

15. Contact telephone number:

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

RECEIVED

2008 MAY -7 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	08:57 01-Apr-08
Number	2684R

RNS Number:2684R
Compass Group PLC
01 April 2008

Compass Group PLC - Total Voting Rights and Capital as at 31 March 2008

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 March 2008 its issued share capital consists of 1,846,994,672 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,846,994,672, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,846,994,672 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

82-5161

Regulatory Announcement

RECEIVED
2008 MAY -7 P 1:03
FFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	09:32 01-Apr-08
Number	2727R

RNS Number:2727R
Compass Group PLC
01 April 2008

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 1 April 2008

Name of applicant:		Compass Group PLC
Name of scheme:		Savings-Related Share Option Scheme
Period of return:	From:	01 October 2007 To: 31 March 2008
Balance of unallotted securities under scheme(s) from previous return:		1,446,16
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		5,000,0C
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		795,89
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,650,27

Name of contact:	Andrew V. Derham
Address of contact:	Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact:	01932 573000

82-5166

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 1 April 2008

Name of applicant:	Compass Group PLC	
Name of scheme:	Executive Share Option Plan	
Period of return:	From: 01 October 2007 To: 31 March 2008	
Balance of unallotted securities under scheme(s) from previous return:		3,874,34
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		30,000,0C
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		524,98
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		33,349,35

Name of contact:	Andrew V. Derham
Address of contact:	Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact:	01932 573000

82-5191

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 1 April 2008

Name of applicant:	Compass Group PLC	
Name of scheme:	Management Share Option Plan	
Period of return:	From: 01 October 2007	To: 31 March 2008
Balance of unallotted securities under scheme(s) from previous return:		1,375,01
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		40,000,00
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		7,291,94
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		34,083,07

Name of contact: Andrew V. Derham
Address of contact: Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact: 01932 573000

82-5161

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 1 April 2008

Name of applicant:		Compass Group PLC	
Name of scheme:		Long-term Incentive Plan	
Period of return:	From:	01 October 2007 To:	31 March 2008
Balance of unallotted securities under scheme(s) from previous return:			
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):			5,500,0C
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):			
Equals: Balance under scheme(s) not yet issued/allotted at end of period:			5,500,0C

Name of contact:	Andrew V. Derham
Address of contact:	Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact:	01932 573000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

COMPASS
GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

RECEIVED
2008 MAY -7 P 1:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

RECEIVED

2008 MAY -7 P 1:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	04	2008	25	04	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	212,250	847	41,070
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.2925	£2.668	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CMy

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	17	04	2008
To	25	04	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	95,420	2,000	146,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1375	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	04	2008	25	04	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	110,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.20		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Vidacos Nominees Limited		
Address		
Participant ID 30XMH, Member Account SSB1,	Ordinary	606,740
Citigroup Centre, Canada Square, Canary Wharf, London		
UK Postcode E14 5LB		
Name(s)	Class of shares allotted	Number allotted
Mrs Elaine Fullam		
Address		
79 Ashbourne Crescent, Liverpool	Ordinary	847
UK Postcode L36 4JJ		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/4/08

** A director / secretary / ~~administrator / administrative receiver~~ / receiver / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Companies House — for the record

RECEIVED

2008 MAY -7 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	14	04	2008
To	17	04	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	85	11,480	168,125
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	04	2008	17	04	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8,268	7,030	27,525
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	04	2008	17	04	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	18,500	17,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£3.20	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

ay

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	251,880
Name(s): Greenwood Nominees Limited Address: Participant ID 142 GW, Designation 595066, 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	6,048
Name(s): Ms Judith McMurray Address: 8 Eastwell Close, Paddock Wood, Tonbridge, Kent UK Postcode TN12 6UH	Ordinary	85
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/4/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

RECEIVED
2008 MAY -7 P 1:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	04	2008	11	04	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,700	35,000	118,200
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CMf

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	04	2008	11	04	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,479	22,200	73,400
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CMS

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	07	04	2008
To	11	04	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,500	44,000	55,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address Crest A/C 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	349,300
UK Postcode E14 5LB		
Name(s) Mr Declan James Clarke	Class of shares allotted	Number allotted
Address 7 Bishops Meadow, Bierton, Aylesbury, Bucks	Ordinary	2,748
UK Postcode HP22 5EF		
Name(s) Mr Lawrence Fenlon	Class of shares allotted	Number allotted
Address 211 Clements Road, Ramsgate, Kent	Ordinary	1,678
UK Postcode CT12 6UE		
Name(s) Mr Martin Garland	Class of shares allotted	Number allotted
Address 1 Balmoral Road, East Shilton, Leicester, Leics	Ordinary	4,580
UK Postcode LE9 7HB		
Name(s) Please see attached additional schedule.	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 14/04/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ   Tel 01932 574225
DX number   DX exchange

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2008 MAY -7 P 1:43
OFFICE OF INTER... CORPORATE F...

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number
[illegible]083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	O[illegible]
Number of shares purchased	1,250,000	1,250,000	1[illegible]00
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	19 March 2008	20 March 2008	25 March 2008
Maximum prices paid § for each share	310.5064	305.4331	319.7821
Minimum prices paid § for each share	310.5064	305.4331	319.7821

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 11,696,520.80
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 58,485.00

Signed A.V. Derham. Designation ‡ Deputy Company Secretary Date 11/4/2008

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

169

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED

2008 MAY -7 P 1:43

[illegible] OF INTERNATIONAL CORPORATE FINANCE

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please [illegible] write [illegible] space [illegible] below. [illegible] revenue

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company [illegible]

4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the [illegible] as follows:

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	1,000,000	1,000,000	[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	14 March 2008	17 March 2008	18 March 2008
Maximum prices paid § for each share	320.0100	317.3026	310.7120
Minimum prices paid § for each share	320.0100	317.3026	310.7120

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,169,534.97
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 45,850.00

Signed [signature] Designation ‡ Deputy Company Secretary Date 11/4/2008

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2008 MAY -7 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	847,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	26 March 2008		
Maximum prices paid § for each share	315.8236		
Minimum prices paid § for each share	315.8236		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,675,027.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 13,380.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation‡ Deputy Company Secretary Date 11/4/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	03	2008	04	04	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	35,000	145,250	2,070
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.2925	£2.668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31 03 2008	04 04 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	27,750	123,500	141,500
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Class of shares allotted: Ordinary	Number allotted: 475,070
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6 April 2008

END

** A director / secretary / ~~administrator / administrative receiver /~~ receiver / official receiver ~~/ receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

CH